Exhibit 99.3

CERTIFICATE OF QUALIFIED COMPETENCY The Chilean Common Califlcadora de Competencias en Recursos y Reservas Mineras1, certifies that Mr. Andres Fock Kunstmann, National Id. Nr 13.670.872-8, Geologist, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from July 2019, under Nr. 0388, with specialization in Geology, and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves. The Chilean Mining Commission issued this certificate at the request of Mrs. Aguilera to present: "UNITED STATES - SECURITIES AND EXCHANGE COMMISSION FORM.20-F, Washington, D.C. 20549 - year 2020" Gladys Hernandez S. Executive Secretary Santiago. March 05, 2021 CM 10A8 - 03 2021 Imtanrnitian: a. The Certificate of Qualified Compctcacv proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves m accordance with she competencies and experience of a Competent Person, D. Law Nw. 2t.2J5. Artkte 18*: For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules. rcftuUtians. criteria and procedures established in the Code, and likewise to all outer rales of technical character that the Mining Commission enacts using their legal faculties." C. AppMcatMM of C H 20.235 code and use of this certificate IS the sole responsibility of the person concerned, according to the technical criteria and ethical standards set forth m Law No. 20.235 d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested 1 Tar CaaaskVa I ahhradera ee < aaasHraeia* re Reran** y Reserve, Maseru a s member of use ( oraminee t<* Maters] Reserve* InKmauunil Reoorjina ^lassurll (CRIRSCOl dan group, the areanuat«*» Australia (JOKI. Brssil K BRRi. (audi ICtM Nl 41.1011 Colorant* tCCRR). Chile (Ciamsita Minora t 11M21SI. EEUU (SME1. Earopa IPI RC!. India (NAl Rli. Ladoaesia |K( Mil, Kajakbstan IKA/RC i. Mcesfolia (MPK.Ml. Rasss lOERNk SuJ Africa ts^MCtX>t^> and TeaxaiU OlMRrJC). sraich retfoad ID a cooefla^ Luis Thayer Ojeda 166, oflctna 706, Provldenda • Santiago de Chile Telefonos (56) 222 345 134 - 222 343 016